SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__)*

CVR Refining, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

12663P107
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 17, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12663P107

1.           NAME OF REPORTING PERSON
CVR Refining Holdings, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
123,588,000

8           SHARED VOTING POWER
12,000

9           SOLE DISPOSITIVE POWER
123,588,000

10           SHARED DISPOSITIVE POWER
12,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
123,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.7%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 12663P107

1.           NAME OF REPORTING PERSON
Coffeyville Resources LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
123,600,000

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
123,600,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
123,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.7%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 12663P107

1.           NAME OF REPORTING PERSON
Coffeyville Refining & Marketing, Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
123,600,000

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
123,600,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
123,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.7%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 12663P107

1.           NAME OF REPORTING PERSON
Coffeyville Refining & Marketing Holdings, Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
123,600,000

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
123,600,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
123,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.7%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 12663P107

1.           NAME OF REPORTING PERSON
CVR Energy, Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
123,600,000

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
123,600,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
123,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.7%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 12663P107

1.           NAME OF REPORTING PERSON
IEP Energy LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
123,600,000

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
123,600,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
123,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.7%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 12663P107

1.           NAME OF REPORTING PERSON
IEP Energy Holding LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
123,600,000

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
123,600,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
123,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.7%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 12663P107

1.           NAME OF REPORTING PERSON
American Entertainment Properties Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
 123,600,000

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
123,600,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
123,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.7%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 12663P107

1.           NAME OF REPORTING PERSON
Icahn Building LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
123,600,000

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
123,600,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
123,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.7%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 12663P107

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
4,000,000

8           SHARED VOTING POWER
123,600,000

9           SOLE DISPOSITIVE POWER
4,000,000

10           SHARED DISPOSITIVE POWER
123,600,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
127,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 12663P107

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
 127,600,000

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
127,600,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
127,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 12663P107

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
127,600,000

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
127,600,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
127,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 12663P107

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
127,600,000

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
127,600,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
127,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.4%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to the common units representing limited partner interests (the “Common Units”) of CVR Refining, LP (the “Issuer”). The address of the principal executive offices of the Issuer is 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479.

Item 2.  Identity and Background

The persons filing this statement are CVR Refining Holdings, LLC (“CVRR Holdings”), Coffeyville Resources LLC (“Coffeyville”), Coffeyville Refining & Marketing, Inc. (“Marketing”), Coffeyville Refining & Marketing Holdings, Inc. (“Marketing Holdings”), CVR Energy, Inc. (“CVI”), IEP Energy LLC (“IEP Energy”), IEP Energy Holding LLC (“Energy Holding”), American Entertainment Properties Corp. (“AEP”), Icahn Building LLC (“Building”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) CVRR Holdings, Coffeyville, Marketing, Marketing Holdings and CVI is 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479, (ii) IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (iii) Mr. Icahn is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

CVI is the sole stockholder of Marketing Holdings, which is the sole stockholder of Marketing, which is the manager of Coffeyville, which is the sole member of CVRR Holdings. IEP Energy holds approximately 82.0% of the outstanding common stock of CVI. Icahn Enterprises Holdings is the sole member of Building, which is the sole stockholder of AEP, which is the sole member of Energy Holding, which is the sole member of IEP Energy. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 93.2% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

CVI is a diversified holding company primarily engaged in the petroleum refining and nitrogen fertilizer manufacturing industries through its holdings in two limited partnerships, the Issuer and CVR Partners, LP. Each of Marketing Holdings, Marketing, Coffeyville and CVRR Holdings is primarily engaged in the business of holding interests in CVI’s subsidiaries. IEP Energy is primarily engaged in the business of holding common shares of CVI. Each of Building, AEP and Energy Holding is primarily engaged in holding interests in Icahn Enterprises Holdings’ subsidiaries. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment management, metals, energy, automotive, real estate, railcar, food packaging, gaming, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries. In addition, Mr. Icahn is Chairman of the Board of each of CVI and CVR Refining GP, LLC, the general partner of the Issuer (the "General Partner"), and various employees of Mr. Icahn serve as directors of each of CVI and the General Partner.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On January 17, 2013, IEH purchased 4,000,000 Common Units in the Issuer’s initial public offering (the “Offering”) for an aggregate purchase price of $100 million (no underwriting discounts, commissions or structuring fees were paid). The source of funding for these Common Units was the general working capital of IEH.

Item 4.  Purpose of Transaction

Pursuant to the Reorganization Agreement dated January 16, 2013 (the “Reorganization Agreement”) (a copy of which is filed herewith as an exhibit and incorporated herein by reference), on the closing date of the Offering (i) the 99.99% limited partner interest in the Issuer previously held by CVRR Holdings was recharacterized as 119,988,000 Common Units and (ii) the 0.01% limited partner interest in the Issuer previously held by CVR Refining Holdings Sub, LLC, a subsidiary of CVRR Holdings (“CVRR Holdings Sub”), was recharacterized as 12,000 Common Units.

Under the underwriting agreement entered into in connection with the offering (the “Underwriting Agreement”) (a copy of which is filed herewith as an exhibit and incorporated herein by reference), the Issuer granted the underwriters a 30-day option to purchase up to an additional 3,600,000 Common Units (the “Over-Allotment Option”). Any net proceeds received by the Issuer from the full or any partial exercise of the Over-Allotment Option by the underwriters will be distributed by the Issuer to CVRR Holdings. Any of the Common Units that have not been purchased by the underwriters by the expiration of the Over-Allotment Option will be issued to CVRR Holdings at such time.

CVRR Holdings is the sole member of the General Partner. As such, the Reporting Persons may be deemed to control the General Partner and have the power to elect all of the members of its board of directors. Various employees of Mr. Icahn serve as directors of the General Partner and will be indemnified by the Issuer in connection with such service pursuant to a customary form of indemnification agreement (the “Indemnification Agreement”) (a copy of which is filed herewith as an exhibit and incorporated herein by reference), and the Issuer’s partnership agreement (the “Partnership Agreement”) (a copy of which is filed herewith as an exhibit and incorporated herein by reference). The General Partner has control over all decisions related to the Issuer's operations.

Pursuant to the Partnership Agreement, if at any time the General Partner and its affiliates (including the Reporting Persons) own more than 95% of the Common Units, the General Partner will have the right, but not the obligation, to purchase all, but not less than all, of the Common Units held by unaffiliated unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of the Partnership Agreement. If the General Partner and its affiliates reduce their ownership percentage to below 70% of the outstanding Common Units, the ownership threshold to exercise the call right will be permanently reduced to 80%. The General Partner is not obligated to obtain a fairness opinion regarding the value of the Common Units to be repurchased by it upon exercise of the call right. There is no restriction in the Partnership Agreement that prevents the General Partner from issuing additional Common Units and then exercising its call right. The General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right.

The Partnership Agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the General Partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of the General Partner, may not vote on any matter. The Partnership Agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about the Issuer's operations, as well as other provisions limiting the ability of our common unitholders to influence the manner or direction of the Issuer's management.

Prior to making any distribution on the outstanding Common Units, the Issuer must reimburse the General Partner for all expenses it incurs on the Issuer's behalf including, without limitation, the Issuer's pro rata portion of management compensation and overhead charged by CVI in accordance with the services agreement between CVI and the Issuer (the “Services Agreement”) (a copy of which is filed herewith as an exhibit and incorporated herein by reference). The Services Agreement does not contain any cap on the amount the Issuer may be required to pay pursuant to the Services Agreement. The payment of these amounts, including allocated overhead, to the General Partner and its affiliates could adversely affect the Issuer's ability to make distributions to unitholders.

The General Partner may transfer its general partner interest in the Issuer to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the Issuer's unitholders. Furthermore, there is no restriction in the Partnership Agreement on the ability of the owners of the General Partner (including the Reporting Persons) to transfer their equity interests in the General Partner to a third party. The new equity owner of the General Partner would then be in a position to replace the board of directors and the officers of the General Partner with its own choices and to influence the decisions taken by the board of directors and officers of the General Partner. If control of the General Partner were transferred to an unrelated third party, the new owner of the General Partner would have no interest in CVI. The Issuer relies substantially on the senior management team of CVI and have entered into a number of significant agreements with CVI, including the Services Agreement pursuant to which CVI provides the Issuer with the services of its senior management team. If the General Partner were no longer controlled by CVI, CVI could be more likely to terminate the Services Agreement which, following the one-year anniversary of the closing date of the Issuer's initial public offering, it may do upon 180 days’ notice.

In connection with the Offering, the Issuer, IEH, CVRR Holdings, the General Partner and the General Partner’s directors and executive officers entered into lock-up agreements, pursuant to which they agreed, subject to certain exceptions, not to sell or transfer, directly or indirectly, any Common Units until 180 days from January 16, 2013, subject to extension in certain circumstances. Following termination of these lockup agreements, all Common Units held by IEH, CVRR Holdings, the General Partner and their affiliates will be freely tradable under Rule 144, subject to the volume and other limitations of Rule 144.

In connection with the Offering, the Issuer entered into a registration rights agreement with IEH, CVRR Holdings and CVRR Holdings Sub, pursuant to which the Issuer may be required to register the sale of the Common Units they hold under the Securities Act and applicable state securities laws (the “Registration Rights Agreement”) (a copy of which is filed herewith as an exhibit and incorporated herein by reference). Alternatively, the Issuer may be required to undertake a future public or private offering of Common Units and use the net proceeds from such offering to redeem an equal number of Common Units held by IEH, CVRR Holdings or CVRR Holdings Sub.

Subject to the lock-up agreements and applicable law, the Reporting Persons may, from time to time and at any time: (i) acquire additional Common Units and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer or its subsidiaries in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

The foregoing summaries of the agreements described above (including, but not limited to, the Reorganization Agreement, the Underwriting Agreement, the Indemnification Agreement, the Partnership Agreement, the Services Agreement and the Registration Rights Agreement) are qualified in their entirety by reference to the full text of such agreements. In addition, certain other relationships among the Issuer and the Reporting Persons are described in the definitive prospectus relating to the Offering, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 127,600,000 Common Units (including 3,600,000 Common Units that are subject to the Over-Allotment Option), representing approximately 86.4% of the Issuer's outstanding Common Units (based upon the 147,600,000 Common Units stated to be outstanding by the Issuer in the Issuer’s definitive prospectus filed with the SEC pursuant to Rule 424(b)(4) on January 18, 2013 following the Issuer’s initial public offering and the exercise or expiration of the Over-Allotment Option).

Pursuant to Rule 13d-3(d)(1)(i), the Reporting Persons may be deemed to beneficially own the 3,600,000 Common Units that are subject to the Over-Allotment Option. If the underwriters in connection with the Issuer’s initial public offering fully exercise the Over-Allotment Option, the Reporting Persons may be deemed to beneficially own, in the aggregate, 124,000,000 Common Units, representing approximately 84.0% of the Issuer's outstanding Common Units. If the underwriters do not exercise the Over-Allotment Option, the Reporting Persons may be deemed to beneficially own, in the aggregate, 127,600,000 Common Units, representing approximately 86.4% of the Issuer's outstanding Common Units. If the underwriters partially exercise the Over-Allotment Option, the Reporting Persons may be deemed to beneficially own, in the aggregate, between 124,000,000 and 127,600,000 Common Units, representing between approximately 84.0% and approximately 86.4% of the Issuer's outstanding Common Units.

(b) For purposes of this Schedule 13D:

CVRR Holdings may be deemed to have sole voting power and sole dispositive power with regard to 123,588,000 Common Units (including 3,600,000 Common Units that are subject to the Over-Allotment Option), and shared voting power and shared dispositive power with regard to 12,000 Common Units owned of record by CVRR Holdings Sub. Each of Coffeyville, Marketing, Marketing Holdings, CVI, IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to the number of Common Units listed on the applicable cover page for such Reporting Person in this Schedule 13D. Icahn Enterprises Holdings has sole voting power and sole dispositive power with regard to 4,000,000 Common Units. Each of Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Common Units.

Each of Coffeyville, Marketing, Marketing Holdings and CVI, by virtue of their relationships to each of CVRR Holdings and CVRR Holdings Sub (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Units which each of CVRR Holdings and CVRR Holdings Sub directly beneficially owns. Each of Coffeyville, Marketing, Marketing Holdings and CVI disclaims beneficial ownership of such Common Units for all other purposes. Each of IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of CVRR Holdings, CVRR Holdings Sub and Icahn Enterprises Holdings (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Units which each of CVRR Holdings, CVRR Holdings Sub and Icahn Enterprises Holdings directly beneficially owns. Each of IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Common Units for all other purposes.

(c) Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to Common Units during the past sixty (60) days.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The disclosure set forth above in Item 4 is incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

1              Joint Filing Agreement of the Reporting Persons (attached).

2	Reorganization Agreement dated January 16, 2013 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 23, 2013).

3	Underwriting Agreement dated January 16, 2013 (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 23, 2013).

4	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.5 to Amendment No. 2 to Form S-1, filed by the Issuer with the SEC on November 27, 2012).

5	Form of Partnership Agreement (incorporated herein by reference to Annex A to the Definitive Prospectus filed by the Issuer with the SEC pursuant to Rule 424(b)(4) on January 18, 2013).

6	Form of Services Agreement (incorporated herein by reference to Exhibit 10.3 to Amendment No. 2 to Form S-1, filed by the Issuer with the SEC on November 27, 2012).

7	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 4.1 to Amendment No. 2 to Form S-1, filed by the Issuer with the SEC on November 27, 2012).

8	Definitive Prospectus (filed by the Issuer with the SEC pursuant to Rule 424(b)(4) on January 18, 2013 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2013

CVR REFINING HOLDINGS, LLC

By:           /s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

COFFEYVILLE RESOURCES LLC

By:           /s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

COFFEYVILLE REFINING & MARKETING, INC.

By:           /s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

COFFEYVILLE REFINING & MARKETING HOLDINGS, INC.

By:           /s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

CVR ENERGY, INC.

By:           /s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

IEP ENERGY LLC
By: IEP Energy Holding LLC
By: American Entertainment Properties Corp., its sole member

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

IEP ENERGY HOLDING LLC
By: American Entertainment Properties Corp., its sole member

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D – CVR Refining, LP]

EXHIBIT 1
                                                                                                                                                                                     JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Units of CVR Refining, LP and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 25th day of January, 2013.

CVR REFINING HOLDINGS, LLC

By:           /s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

COFFEYVILLE RESOURCES LLC

By:           /s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

COFFEYVILLE REFINING & MARKETING, INC.

By:           /s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

COFFEYVILLE REFINING & MARKETING HOLDINGS, INC.

By:           /s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

CVR ENERGY, INC.

By:           /s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

IEP ENERGY LLC
By: IEP Energy Holding LLC
By: American Entertainment Properties Corp., its sole member

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

IEP ENERGY HOLDING LLC
By: American Entertainment Properties Corp., its sole member

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – CVR Refining, LP]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Common Units.

CVR REFINING HOLDINGS LLC
Name	Position
Coffeyville Resources LLC	Sole Member
John J. Lipinski	Chief Executive Officer and President
Stanley A. Riemann	Chief Operating Officer
Susan M. Ball	Chief Financial Officer and Treasurer
Edmund S. Gross	Senior Vice President, General Counsel and Secretary

COFFEYVILLE RESOURCES LLC
Name	Position
Coffeyville Refining & Marketing, Inc.	Manager
John J. Lipinski	Chief Executive Officer and President
Stanley A. Riemann	Chief Operating Officer
Susan M. Ball	Chief Financial Officer and Treasurer
Edmund S. Gross	Senior Vice President, General Counsel and Secretary
Robert W. Haugen	Executive Vice President, Refining Operations
Wyatt E. Jernigan	Executive Vice President, Crude Oil Acquisition and Petroleum Marketing
Christopher G. Swanberg	Vice President, Environmental, Health and Safety

COFFEYVILLE REFINING & MARKETING, INC.
Name	Position
Vincent J. Intrieri	Director
Bob G. Alexander	Director
SungHwan Cho	Director
John J. Lipinski	Director
Samuel Merksamer	Director
Stephen Mongillo	Director
Daniel A. Ninivaggi	Director
James M. Strock	Director
John J. Lipinski	Chief Executive Officer and President
Stanley A. Riemann	Chief Operating Officer
Susan M. Ball	Chief Financial Officer and Treasurer
Edmund S. Gross	Senior Vice President, General Counsel and Secretary

COFFEYVILLE REFINING & MARKETING HOLDINGS, INC.
Name	Position
Vincent J. Intrieri	Director
Bob G. Alexander	Director
SungHwan Cho	Director
John J. Lipinski	Director
Samuel Merksamer	Director
Stephen Mongillo	Director
Daniel A. Ninivaggi	Director
James M. Strock	Director
John J. Lipinski	Chief Executive Officer and President
Stanley A. Riemann	Chief Operating Officer
Susan M. Ball	Chief Financial Officer and Treasurer
Edmund S. Gross	Senior Vice President, General Counsel and Secretary

CVR ENERGY, INC.
Name	Position
Carl C. Icahn	Director
Vincent J. Intrieri	Director
Bob G. Alexander	Director
SungHwan Cho	Director
John J. Lipinski	Director
Samuel Merksamer	Director
Stephen Mongillo	Director
Daniel A. Ninivaggi	Director
James M. Strock	Director
John J. Lipinski	Chief Executive Officer and President
Stanley A. Riemann	Chief Operating Officer
Susan M. Ball	Chief Financial Officer and Treasurer
Edmund S. Gross	Senior Vice President, General Counsel and Secretary
Robert W. Haugen	Executive Vice President, Refining Operations
Wyatt E. Jernigan	Executive Vice President, Crude Oil Acquisition and Petroleum Marketing
Christopher G. Swanberg	Vice President, Environmental, Health and Safety

IEP ENERGY LLC
Name	Position
IEP Energy Holding LLC	Sole Member

IEP ENERGY HOLDING LLC
Name	Position
American Entertainment Properties Corp.	Sole Member

AMERICAN ENTERTAINMENT PROPERTIES CORP.
Name	Position
Daniel A. Ninivaggi	Director
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
SungHwan Cho	Chief Financial Officer
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

ICAHN BUILDING LLC
Name	Position
Icahn Enterprises Holdings L.P.	Sole Member

ICAHN ENTERPRISES HOLDINGS L.P.
Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.
Name	Position
Carl C. Icahn	Chairman
Daniel A. Ninivaggi	Director, President
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Keith Cozza	Director
SungHwan Cho	Director, Chief Financial Officer
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

BECKTON CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer